LINX S.A.

Companhia Aberta de Capital Autorizado

CNPJ: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 12, 2019

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Date, Time and Place: Held on September 12, 2019, at 6:00 p.m., at the headquarters of Linx S.A. (“Company”), located in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Cj. 701, Bl. A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

2

CALL NOTICE AND ATTENDANCE: Call notice in accordance with the Bylaws of the Company, the attendance of the members of the Board of Directors of the Company was verified through conference call, as provided in the Article 20 of the Bylaws.

3	PRESIDING BOARD: Nercio José Monteiro Fernandes, as Chairman; and Ana Paula Frigo, as Secretary.
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AGENDA: The members of the Company's Board of Directors met to approve the approval of: (i) approval of the Deferred Shares Extraordinary Program-2019, pursuant to the Company's Deferred Shares Plan, approved at the Extraordinary General Assembly of January 23, 2019 - “Deferred Shares Plan” and the granting of deferred extraordinary shares to certain beneficiaries; (ii) authorization for the Company's Board of Executive Officers to enter into the Extraordinary Deferred Share Award Agreements (“Extraordinary Deferred Share Agreements”) between the Company and each of the beneficiaries; and (iii) ratification of all acts performed by the Company's Board of Executive Officers to effect the resolutions taken in items (i) above.

5	RESOLUTIONS: After discussion and analysis of the matters of the Agenda, the following resolutions were taken by the Board of Directors:
5.1

After recommendation of the Company's People's Committee, at a meeting held on September 6, 2019, the Extraordinary Deferred Shares Program 2019, duly filed at the Company's headquarters, pursuant to the Company's Deferred Shares Plan, approved at the Extraordinary General Assembly of January 23, 2019, as well as the granting of up to 50,000 (fifty thousand) deferred shares, resulting from said program, distributed to the beneficiaries, identified in the list filed at the Company's headquarters.

5.2

The authorization for the Company's Board of Executive Officers to enter into Extraordinary Deferred Share Granting Agreements (“Extraordinary Deferred Share Agreements”) between the Company and each of the beneficiaries.

5.3	Ratification of all acts performed by the Company's Board of Executive Officers to effect the resolutions taken in items 5.1 and 5.2 above.
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CLOSING: There being no further business to discuss, these minutes were drawn up, read and approved and signed by all members presents and by the Chairman and the Secretary of the Presiding Board. São Paulo, September 12, 2019. Presiding Board: Chairman: Nercio José Monteiro Fernandes; Secretary: Ana Paul Frigo. Members of the Board of Directors: Nercio José Monteiro Fernandes, João Cox Neto, Roger de Barbosa Ingold, Alon Dayan, Alberto Menache.

I hereby certify that these minutes are a true copy of the minutes drawn up in the proper book.

São Paulo, September 12, 2019.

_________________________________________

Ana Paula Frigo

Secretary